Exhibit (a)(5)(ii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of BrightSphere Investment Group Inc. The Offer (as defined below) is made solely by the Offer to Purchase, dated November 4, 2021, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares of common stock would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of BrightSphere Investment Group Inc. by the Dealer Managers (as defined below) or one or more brokers or dealers registered under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

BrightSphere Investment Group Inc.

Up to 33,300,000 Shares of its Common Stock

At a Cash Purchase Price of $31.50 per Share

BrightSphere Investment Group Inc., a Delaware corporation (“BrightSphere,” “we,” “us” or “our”), is offering to purchase up to 33,300,000 shares of its common stock, $0.001 par value per share (the “Shares”), at a price of $31.50 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 4, 2021 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). All capitalized terms used herein and not otherwise defined are as defined in the Offer to Purchase.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW
YORK CITY TIME, ON DECEMBER 6, 2021, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND
TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain conditions as set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, we will purchase up to 33,300,000 Shares (or such greater amount as we may elect to purchase, subject to applicable law), properly tendered and not properly withdrawn. If more than 33,300,000 Shares (or such greater amount as we may elect to purchase, subject to applicable law) have been properly tendered and not properly withdrawn before the Expiration Date, we will purchase properly tendered Shares on the basis set forth below:

•	first, we will purchase all Odd Lots of less than 100 Shares from shareholders who properly tender all of their Shares and who do not properly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holders will not qualify for this preference);
•	second, after purchasing all the Odd Lots that were properly tendered and not properly withdrawn subject to the conditional tender provisions described in the Offer to Purchase, we will purchase all Shares properly tendered on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares; and
•	third, only if necessary to permit us to purchase up to 33,300,000 Shares (or such greater amount as we may elect to purchase, subject to applicable law), we will purchase Shares conditionally tendered (as described in the Offer to Purchase) (for which the condition was not initially satisfied), by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares. Random lot would be facilitated by BrightSphere.

Shares tendered but not purchased in the Offer will be returned to the tendering stockholders promptly after the Expiration Date.

As of October 29, 2021, we had 79,819,128 issued and outstanding Shares (and 6,027,216 Shares reserved for issuance upon vesting of all outstanding (i) options and (ii) restricted stock units or performance-based restricted stock units, in each case under our Equity Incentive Plans or pursuant to an inducement grant). If the Offer is fully subscribed, the Offer will result in the repurchase by BrightSphere of 33,300,000 Shares, which would represent approximately 41.7% of our issued and outstanding Shares.

On November 3, 2021, we entered into a repurchase agreement with Paulson & Co. Inc. (“Paulson & Co.”) and certain funds managed by Paulson & Co. and its affiliates (the "Paulson Funds") pursuant to which we agreed that, on the 11th business day after the Expiration Date, we will repurchase from the Paulson Funds, if necessary, a number of Shares, such that, upon the closing of such repurchase, Paulson & Co.’s percentage beneficial ownership interest in our total outstanding Shares shall not exceed 19.99%. In the repurchase agreement, the Paulson Funds agreed to tender in the Offer at least a number of their shares that represent the same proportion of the total shares held by them as the number of Shares subject to the Offer bears to the total number of outstanding Shares.

The Shares are listed and traded on the New York Stock Exchange under the symbol “BSIG.” Stockholders are urged to obtain current market quotations for the Shares before deciding whether to tender their Shares.

Unless extended, the Offer will expire at 5:00 p.m., New York City time, on Monday, December 6, 2021. BrightSphere expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by making a public announcement of such extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled or announced Expiration Date.

Stockholders wishing to tender Shares must follow the procedures set forth in the Offer to Purchase and in the related Letter of Transmittal. Generally, for Shares to be properly tendered pursuant to the Offer, confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message”, and any other documents required by the Letter of Transmittal, must be received before 5:00 P.M., New York City time, on Monday, December 6, 2021 by Computershare Trust Company, N.A. (the “Depositary”) at one of its addresses set forth on the back cover of the Offer to Purchase.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to proration, “Odd Lot” priority and conditional tender provisions of the Offer, Shares that are properly tendered and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, we will accept for payment and pay for all of the Shares accepted for payment in accordance with the Offer. In all cases, payment for Shares tendered and accepted for payment in accordance with the Offer will be made promptly, subject to possible delay due to proration, but only after timely receipt by the Depositary of (i) a timely confirmation of a book-entry transfer of Shares into the Depositary’s account at The Depository Trust Company (“DTC”); (ii) a properly completed and duly executed Letter of Transmittal or an Agent’s Message in the case of book-entry transfer; and (iii) any other documents required.

Tenders of Shares are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless such Shares have been accepted for payment as provided in the Offer, stockholders may also withdraw their previously tendered Shares at any time after 5:00 p.m., New York City time, on January 5, 2022. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with the DTC’s procedures.

We will determine all questions as to the form and validity, including the time of receipt, of any notice of withdrawal, in our sole discretion, which determination will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. Neither we, nor Citigroup Global Markets Inc., RBC Capital Markets, LLC (together, with Citigroup Global Markets Inc., the “Dealer Managers”), the Depositary, Georgeson LLC, as the information agent (the “Information Agent”), or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of the foregoing incur liability for failure to give any such notification.

As previously disclosed, part of our strategy to maximize stockholder value is to, among other efforts, return capital to stockholders, pay down debt and efficiently manage our capital. In particular, we intend to use capital from the sale of certain investment management firms as part of this return of capital. Consistent with our disciplined approach to using excess capital to pay down debt and return capital to the shareholders, we have determined to use up to $1.05 billion of cash to repurchase Shares in the Offer.

We believe that the fixed price tender offer set forth in the Offer to Purchase represents an efficient and straightforward mechanism to provide our stockholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment in BrightSphere if they so elect. The Offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their Shares without the potential disruption to the Share price.

If you are a U.S. Holder, the cash you receive for your tendered Shares will generally be treated for United States federal income tax purposes either as consideration received in respect of a sale or exchange of the Shares purchased by us or as a distribution from us in respect of Shares. If you are a non-U.S. Holder, the cash you receive as payment for your tendered Shares may be subject to United States federal income tax withholding, unless one of certain exemptions applies. All stockholders should read carefully the Offer to Purchase, in particular Section 3 and Section 13, for additional information regarding the United States federal income tax consequences of participating the Offer and should consult their financial and tax advisors.

BrightSphere’s Board of Directors has authorized us to make the Offer. However, none of BrightSphere, the members of its Board of Directors, the Dealer Managers, the Depositary or the Information Agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares, nor have any of them authorized any person to make any such recommendation. Stockholders should consult their own financial and tax advisors, and read carefully and evaluate all information in the Offer to Purchase and in the related Letter of Transmittal, including BrightSphere’s reasons for making the Offer, before taking any action with respect to the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to all record holders of the Shares, and will be furnished to brokers, banks or other nominees and similar persons whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. The Offer is explained in detail in those materials.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers, at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at BrightSphere’s expense. Stockholders may also contact their broker, bank or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Call Toll-Free (888) 607-9252

The Dealer Managers for the Offer are:

Citigroup Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 Call Toll-free: (877) 531-8365	RBC Capital Markets RBC Capital Markets, LLC 200 Vesey Street New York, New York 10281 Call Toll-Free: (877) 381 2099

November 4, 2021